FIRST ALBANY COMPANIES INC.

                             Stock Bonus Plan

                                 Form 11K

                  For Each of the Three Plan Years Ended

                             December 31, 1998

                     Securities and Exchange Commission

                           Washington, DC  20549



                                 FORM 11-K

            [X] Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1998

                                    or

           [  ]   Transition Report Pursuant to Section 15(d) of
                    the Securities Exchange Act of 1934

                       Commission file number 014140




               First Albany Companies Inc. Stock Bonus Plan
                              (Title of Plan)


                        First Albany Companies Inc.
                          (Issuer of Securities)


                           30 South Pearl Street
                          Albany, New York  12201
                              (518) 447-8500
                  (Address of Principal Executive Office)


I.R.S. Employer I.D. No. 22-2655804
                         ----------

                                   ITEMS



Item 4. Financial Statements and Schedules
        ----------------------------------

     1.   Report of Independent Accountants

       A. Statements of net assets available for plan benefits as of December 31, 1998 and 1997
       B. Statements of changes in net assets available for plan benefits for the years ended December 31, 1998, 1997 and 1996
       C. Notes to financial statements
       D. Schedule of assets held for investment purposes as of December
          31, 1998
       E. Schedule of reportable transactions for the year ended December
          31, 1998


   24. Consent of Independent Accountants





                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   First Albany Companies Inc.
                                   Stock Bonus Plan


DATE:  6/7/99                        BY: /s/ Alan P. Goldberg
                                        ----------------------
                                     Alan P. Goldberg
                                     Member of the Administrative
                                     Committee

                      THE FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN







                     REPORT OF INDEPENDENT ACCOUNTANTS












           For the Years Ended December 31, 1998, 1997, and 1996


                             TABLE OF CONTENTS




                                                                 Page


REPORT OF INDEPENDENT ACCOUNTANTS
                                                                   1


FINANCIAL STATEMENTS

  Statements of net assets available for plan benefits
                                                                   2

  Statements of changes in net assets available for plan benefits
                                                                   3

  Notes to financial statements
                                                                   4-6


SUPPLEMENTAL SCHEDULES

  Schedule of assets held for investment purposes as of
    December 31, 1998 [27(a)]*                                      7

  Schedule of reportable transactions for the year ended
    December 31, 1998 [27(d)]*                                      8



* Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for plan year ended December 31, 1998.

                     Report of Independent Accountants


To the Administrative Committee
of First Albany Companies Inc. Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for the plan benefits of First Albany Companies Inc. Stock Bonus Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principals. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principals used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.
The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers L.L.P.
Albany, New York
May 28, 1999

                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     As of December 31, 1998 and 1997

=============================================================================
                                             1998                  1997
-----------------------------------------------------------------------------
ASSETS

 Investments, at fair value (Note 3)      $ 20,972,006        $ 24,130,475


 Cash and cash equivalents                     416,926             387,522
                                          ------------         -----------

Net assets available for plan benefits    $ 21,388,932         $24,517,997
                                          ============         ===========


                  The accompanying notes are an integral
                     part of the financial statements.

                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
           For the years ended December 31, 1998, 1997, and 1996

=============================================================================
For the years ended                    1998          1997             1996
-----------------------------------------------------------------------------
Additions to net assets attributed to:
 Contributions from:
   Employees                     $  1,807,578     $ 1,674,282     $1,298,852
   Employer                           881,283         796,123        631,003
                                    ---------       ---------      ---------
                                    2,688,861       2,470,405      1,929,855

 Net (Depreciation) Appreciation
  in the fair value of investments (4,263,584)      8,490,835      1,303,060
 Dividend/Interest income             378,163         314,784        249,405
                                   -----------      ---------      ----------

Total additions                    (1,196,560)     11,276,024      3,482,320
                                   -----------     ----------      ---------

Deductions from net assets attributed to:
 Benefits paid to:
   Terminated participants          1,761,545         490,756         289,720
   Active participants                170,960         230,588
                                    ----------       ---------      ---------

Total deductions                    1,932,505         721,344         289,720
                                    ---------       ----------      ---------

Net (decrease) increase            (3,129,065)     10,554,680       3,192,600

Net assets available for plan benefits:

 Beginning of year                 24,517,997      13,963,317      10,770,717
                                   ----------      ----------      ----------
 End of year                    $  21,388,932   $   24,517,99    $ 13,963,317
                                 ============    ============     ===========


                  The accompanying notes are an integral
                     part of the financial statements.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                       NOTES TO FINANCIAL STATEMENTS



1.   Description of the Plan
     -----------------------

The following description of the First Albany Companies Inc. (the
"Company") Stock Bonus Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   a.  General
       -------

   The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. Employees are eligible to participate upon the first day of the calendar quarter following completion of at least one thousand hours of service during any consecutive twelve months of continuous recognized employment as
   defined in the Plan.   The Plan is subject to the provisions of the
   Employee Retirement Income Security Act of 1974, as amended (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

   b.  Contributions
       -------------

   Participants elect to make after-tax contributions to the Plan up to 8% of their gross pay up to a maximum of $12,800 for 1998. The
   Company may, but is not required to, contribute to the Plan an amount equal to a percentage of each participant's voluntary after-tax
   contribution.   For 1998, 1997 and 1996, the Company's contribution
   percentage was 50%.   Annually, the Board of Directors of the Company
   may authorize an additional contribution to the Plan. Forfeitures are maintained within the Plan and used to reduce the Company's matching contribution.

   c.  Participants Accounts
       ---------------------

   Each participant account is credited with the participant's and Company's contributions and allocations of Plan earnings. Allocations are based on participants account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

   d.  Vesting
       -------

   A participant is 100  percent vested in the employer's contribution
   after seven years of credited service.   Participants' contributions
   and earnings thereon are fully vested at all times.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued



   e.  Payment of Benefits
       -------------------

   On termination of service, participants will receive payment, in cash or shares, of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan.

2.   Significant Accounting Policies
     -------------------------------

     a.  Basis of Accounting
         -------------------

     The financial statements of the Plan are prepared under the accrual method of accounting.

     b.  Use of Estimates
       ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c.  Investment Valuation and Income Recognition
         -------------------------------------------

     The Plan's investments are stated at fair value, which is based upon quoted market prices in the over-the-counter market.

     The Plan is limited to investing solely in the common stock of the Company, except that interim short-term investments may be made pending purchase of the Company's stock.

     The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     d.  Payments of Benefits
         --------------------

     Benefits are recorded when paid.

                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued

3.   Investments
     -----------

     The Plan's investment portfolio consists of the following as of December 31, 1998 and 1997:

                                  1998                       1997
                                     At Quoted                  At Quoted
                          Cost       Fair Value         Cost    Fair Value
                                     ----------                 ----------
  Common Stock:
   First Albany
    Companies Inc.    $12,161,318   $20,972,006    $10,021,882   24,130,475


  The number of shares of First Albany Companies Inc. common stock as of December 31, 1998, and 1997 was 1,906,546 and 1,649,947, respectively.
  The realized net gain based on
  average costs was $1,034,321, $378,797, and $122,993 for the years ended December 31, 1998, 1997 and 1996, respectively. The unrealized net
  (loss) or gain based on average costs was $(5,297,905), $8,112,038 and $1,180,067 for the years ended December 31, 1998, 1997 and 1996, respectively.

  The Plan's investment portfolio is subject to daily market price fluctuations. Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

5. Forfeitures
     -----------

   For the years ended December 31, 1998, 1997, and 1996 forfeited non-vested accounts totaling $22,516, $41,029 and $18, 431, respectively, were used to reduce employer contributions. There were no forfeited non-vested accounts at December 31, 1998 available to reduce future employer contributions.

6. Plan Termination
     ----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall become fully vested and be distributed.

7. Tax Status
     ----------

   The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued


determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES*
                          As of December 31, 1998



       Description                                         Current
       -----------
                                         Cost               Value
                                         ----              -------
First Albany Companies Inc.:
  Common stock ($0.01 - par value)    $12,161,318        $20,972,006



     The supplemental schedule refers to item number 27(a) in Form 5500 (Annual Return/Report of Employee Benefit Plan).

                          FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN



                     ITEM 27d - SCHEDULE OF REPORTABLE
                              TRANSACTIONS*
                    For the year ended December 31, 1998


    (b)           (c)        (d)         (g)           (h)         (i)
                                                  Current value
                                                  of asset on
Description    Purchase    Selling     Cost of    transaction    Net gain or
 of asset        price      price        asset         date         (loss)
------------------------------------------------------------------------------
First Albany  $3,028,779   $1,923,663   $889,342   $7,087,698    $1,034,321
 Companies
(Common Stock)


  * The supplemental schedule refers to item number 27(d) in Form 5500 (Annual Return/Report of Employee Benefit Plan).
